Exhibit 3.1

RESTATED
ARTICLES OF INCORPORATION
OF
MGIC INVESTMENT CORPORATION

ARTICLE 1

The name of the corporation is MGIC Investment Corporation.

ARTICLE 2

The period of existence is perpetual.

ARTICLE 3

The purpose for which the corporation is organized is to engage in any lawful activity within the purposes for which corporations may be organized under the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes.

ARTICLE 4

The aggregate number of shares of capital stock which the corporation shall have the authority to issue, the designation of each class of shares, the authorized number of shares of each class and the par value thereof per share shall be as follows:

Designation of Class	Par Value Per Share	Authorized Number of Shares

Common Stock	$1.00	1,000,000,000
Preferred Stock	$1.00	10,000,000

The preferences, limitations and relative rights of shares of each class of capital stock shall be as follows:

A.	COMMON STOCK.

(1)            Voting.  Except as otherwise provided by law and subject to any voting rights of any series of Preferred Stock, only the Common Stock shall be entitled to vote for the election of directors of the Corporation and for all other corporate purposes.  Except as otherwise provided by law, upon any such vote, each share of Common Stock shall have one vote.

(2)            Dividends.  Subject to any rights of any series of Preferred Stock, the Common Stock shall be entitled to receive such dividends as may be declared thereon from time to time by the Board of Directors, in its discretion.

(3)            Liquidation.  In the event of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation, after there have been paid to or set aside for each series of Preferred Stock the full preferential amounts, if any, to which they are entitled, the Common Stock shall be entitled to share ratably, according to the number of shares, in the remaining assets of the Corporation, subject to any rights of any series of Preferred Stock to participate therein.

B.	PREFERRED STOCK.

The Board of Directors is expressly authorized, to the fullest extent provided by the Wisconsin Business Corporation Law, at any time, and from time to time, to provide for the issuance of Preferred Stock in one or more series, with such designations, preferences, limitations and relative rights as shall be stated in the resolution or resolutions of the Board of Directors providing for the issue thereof, including, without limitation, the number of shares constituting such series; voting rights, if any, of the shares of such series, provided that the shares of such series will not be entitled to more than one vote per share when voting as a single voting group with the Common Stock; rights relating to redemption, exchange or conversion: (i) at the option of the Corporation, a holder of shares, another person, or upon the occurrence of a designated event or otherwise, (ii) for cash, indebtedness, securities or other property, or (iii) in a designated amount or in an amount determined under a formula, by reference to extrinsic data or events or otherwise; rights to distributions that may be cumulative, partially cumulative or noncumulative; and preference over any other class or series with respect to distributions.

ARTICLE 5

Holders of shares of capital stock shall not be entitled to any preemptive right to acquire unissued shares of capital stock or securities convertible into such shares or carrying a right to subscribe to or acquire shares, except as may be provided by contracts entered into by the Corporation with the approval of its Board of Directors.

ARTICLE 6

A.	TERM, POWERS, NUMBER, VACANCIES AND NOMINATION OF DIRECTORS.

Beginning with the Corporation’s 2012 annual meeting of shareholders and thereafter, each director whose term is expiring at an annual meeting shall be elected for a one-year term expiring at the next annual meeting of shareholders and until such director’s successor shall have been duly qualified and elected. The general powers, number, filling of vacancies and requirements for nomination of directors shall be as set forth in Sections 3.01 and 3.02 of Article III of the Bylaws of the Corporation (and as such sections shall exist from time to time), except that until a director is elected by shareholders for a one-year term, the classification provisions set forth in such Sections of the Bylaws shall continue in effect for such director.

B.	REMOVAL OF DIRECTORS.

Any director may be removed from office, with or without cause, in accordance with the Wisconsin Business Corporation Law.

C.	ELECTION OF DIRECTORS.

The vote required for election of a director by the shareholders shall, in an election that is a Contested Election, be a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.  Beginning with the election of directors at the Corporation’s 2010 annual meeting of shareholders, the vote required for election of a director by the shareholders shall, in an election that is not a Contested Election, be a Majority Vote of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.  A Majority Vote means that when there is a quorum present more than 50% of the votes cast in the election of such director were “for” the election of such director, with votes cast being equal to the total of the votes “for” the election of such director plus the votes “withheld” from the election of such director.  A Contested Election shall occur if, at the Determination Date, there are more nominees (whether the nominees have been nominated by the Board of Directors, by one or more shareholders, or by a combination of the Board of Directors and one or more shareholders) than directors to be elected in such election. The Determination Date is (x) the day after the meeting of the Board of Directors in which the Board’s nominees for director are approved, when such meeting occurs after the last day on which a shareholder may propose the nomination of a director for election pursuant to the Corporation’s Bylaws, or (y) the day after the last day on which a shareholder may propose the nomination of a director for election pursuant to the Corporation’s Bylaws, when the last day for such a proposal occurs after the meeting of the Board of Directors in which the Board’s nominees for director are approved, whichever of clause (x) or (y) is applicable.

D.	DIRECTORS ELECTED BY PREFERRED STOCK.

Notwithstanding the foregoing, whenever any one or more series of Preferred Stock shall have the right, voting pursuant to the terms of such series, to elect directors at any annual or special meeting of shareholders, the number, election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of such series of Preferred Stock.  Unless expressly provided by such terms, during the prescribed terms of office of such directors, the Board of Directors shall consist of such number of directors determined as provided in Section A of this Article 6 plus the number of directors determined as provided by the terms of the Preferred Stock entitled to elect such directors.

ARTICLE 7

The address of the initial registered office of the Corporation is MGIC Investment Corporation, MGIC Plaza, Milwaukee, Wisconsin 53202 and the name of its initial registered agent at such address is John Galanis.

ARTICLE 8

The name and address of the sole incorporator is: William J. Willis, Suite 3700, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

ARTICLE 9

Pursuant to the authority set forth in Section 180.1150(2), of the Wisconsin Statutes, any shares of the Corporation's Common Stock held by any person which are acquired by such person directly from The Northwestern Mutual Life Insurance Company, or any subsidiary thereof, shall be excluded from the application of Section 180.1150 of the Wisconsin Statutes while they are held by such person.